CORRESP
[Riverbed Technology, Inc. Letterhead]
October 12, 2012
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Craig Wilson, Senior Assistant Chief Accountant
Morgan Youngwood, Staff Accountant
Edwin Kim, Attorney-Advisor
Jan Woo, Attorney-Advisor

Re:	Riverbed Technology, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 10, 2012
File No. 001-33023
Ladies and Gentlemen:
Riverbed Technology, Inc. (“Riverbed” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 3, 2012, relating to Riverbed's Form 10-K for the fiscal year ended December 31, 2011 (File No. 001-33023) originally filed with the Commission on February 10, 2012 (the “Form 10-K”).
In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.
Form 10-K for the Fiscal Year Ended December 31, 2011
Business, page 3

1.
We note your response to prior comment 1 regarding your backlog disclosure, as required by Item 101(c)(1)(viii) of Regulation S-K. It would appear that unfilled orders or contractual commitments to purchase should be considered backlog, even if cancellable. If you believe that the dollar amount of the backlog orders are not material to an understanding of the company's business as a whole, explain the basis on which you conclude that the backlog levels in the prior two years, as well as the level in the most recent period were not material. Provide quantitative information in this respect. Otherwise, please confirm that you will provide the dollar amount of your backlog orders for the two preceding years in future filings.

Further to our response to the Staff's prior comment 1 regarding backlog disclosure, and wholly apart from the question of whether orders remaining unshipped at the end of a given period are “firm” within the meaning of Item 101(c)(1)(viii) of Regulation S-K, we supplementally advise the Staff that the dollar amount of customer orders that have not been shipped at the end of each of the last three fiscal years has not been material. This is consistent with the Company's historical and ongoing business model: since the Company's customers generally order its products on an as-needed basis and the Company typically ships those products shortly following receipt of such orders, only a small percentage of product sales anticipated by the Company in a given fiscal period are not shipped in that period. As such, we respectfully advise the Staff that the disclosure of any such amounts is not required under Item 101(c)(1)(viii) of Regulation S-K.
We also supplementally advise the Staff that in our future annual reports we currently plan to disclose the immateriality of the amount of customer orders that have not been shipped as of the end of the given fiscal year.
* * * * *
The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * *
Please direct your questions or comments to me at (415) 247-8800. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 247-8801. Thank you for your assistance.
Riverbed Technology, Inc.
/s/ Randy S. Gottfried
Randy S. Gottfried
Executive Vice President, Business Services and Chief Financial Officer
(Principal Financial and Accounting Officer)

cc:	Jerry M. Kennelly - Chairman of the Board of Directors, President and Chief Executive Officer
Michael R. Kourey - Chairman, Audit Committee
Brett A. Nissenberg - General Counsel, Senior Vice President of Corporate and Legal Affairs and Secretary
Alex Bender, Ernst & Young LLP
David J. Segre, Esq., Wilson Sonsini Goodrich & Rosati, P.C.
Richard C. Blake, Esq., Wilson Sonsini Goodrich & Rosati, P.C.